

August 23, 2013

Matthew Egna
Chief Executive Officer
Changing Technologies, Inc.
22037 Seashore Circle
Estero, FL 33928

>   **Re: Changing Technologies, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 29, 2013**
>   **File No. 333-190201**

Dear Mr. Egna:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Fee Table, page 2

2.   Footnote (4) to your Fee Table indicates that you previously paid the registration fee; however, this is your initial filing. Please advise.

Prospectus Cover Page

3.   If you intend to use the prospectus before the effective date, please include on the prospectus cover page the "subject to completion" legend that now appears on the registration statement facing page. Refer to Item 501(b)(10) of Regulation S-K.

Risk Factors, page 5

4.   It appears that you may be considered a shell company as defined in Securities Act Rule 144(i). Please tell us what consideration you gave to adding a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

We are a new company…, page 7

5.   In the second paragraph, please clarify what you mean by "the initiation, renewal or expiration of our customer base."

Our operating results…, page 9

6.   Please clarify what you mean by "fluctuations in the demand for our products the amount."

Stockholders may have limited access…, page 14

7.   Please expand the last sentence of your risk factor to also disclose that as a filer under Exchange Act 15(d), you are not subject to the third-party tender offer rules and the short-swing trading provisions of Section 16.

Principal Stockholders, page 17

8.   In the paragraph immediately below the table, please clarify the applicability of the safe harbor under Securities Act Rule 144 should you be considered a shell company under Rule 144(i).

Business Description

Market Opportunity, page 18

9.   Regarding the website addresses in this section of your document, please note that when you include a uniform resource locator, or URL, to a website that is not your own, the information on that website must also be filed as part of your document. Refer to Release

No. 33-7856 footnote 41, and file the hyperlinked information or revise to remove the URLs.

10. Regarding the data disclosed in your prospectus, for which the footnotes do not appear to offer support, please provide supplemental copies of the reports or publications from which the following statements are extracted:
- "In 2008, there were 500 individual Apps being sold in the Apple App Store;"
- "[A]ccording to the business insider, the android has generated $330 million for developers;"
- "Global cumulative revenues between 2012 and 2017 for mobile sensing sports and fitness apps and subscriptions will reach $975 million;" and
- "[T]he total number of downloads…will increase from 8.2 million in 2010 to 108.8 billion in 2015."

Mark the reports or publications appropriately to designate the portions you rely upon in making the statements in the prospectus. Also, tell us whether they were prepared for your company or for the offering.

Management

Business Experience, page 29

11. In the last sentence of the first paragraph, please clarify the name of Mr. Egna's current employer.

Reports to Security Holders, page 34

12. Please remove the references in this section to proxy statements, in light of your disclosure elsewhere that upon effectiveness of the registration statement you will be required to comply only with the limited reporting requirements of Section 15(d) of the Exchange Act.

Indemnification of Directors and Officers, page 30

13. Please clarify the last sentence in the first paragraph. In this regard, we note that Article IX of exhibit 3.1 relates to indemnification. This comment applies also to the same disclosure that appears in Part II of the registration statement under the heading "Indemnification of Directors and Officers."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Katherine Wray
Staff Attorney

cc: Via E-mail
        Angela Collette, Esq.